

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2008

Edward E. Cohen, Chief Executive Officer
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

      **Re: Atlas Energy Resources, LLC
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 6, 2008
                Form 10-Q for Fiscal Quarter Ended June 30, 2008
                Filed August 7, 2008
                Response Letter Dated August 27, 2008
                File No. 001-33193**

Dear Mr. Cohen:

      We have reviewed your filings and response letter and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 73

Impairment of Long-Lived Assets, page 76

1.   We note your response to prior comment 8, explaining how you have applied the guidance of EITF 00-1 in accounting for your investments in limited partnerships, clarifying that you have not accounted for your proportionate share of partnership DD&A or impairment charges. While we recognize that EITF 00-1 provides guidance on the presentation of activity associated with equity method investees under the proportionate consolidation method, we do not believe it changes how APB 18 is to be applied. The guidance of APB 18 appears to require you as the investor to account for your investments in the limited partnerships as follows:

- Your share of each line item in the investees' financial statements should be recognized in your financial statements.
- Any basis differences between your acquisition costs and your share of the net assets of the limited partnerships should be allocated to the underlying assets (and liabilities) and amortized accordingly (or not amortized but tested for impairment if allocated to indefinite lived intangibles or goodwill at the investee level).
- Your share of any intercompany gains and losses should be eliminated.
- To the extent your net basis in an investment was lower than your share of the net assets of the equity investee, an adjustment to your share of any impairment charge that would otherwise be recognized may be necessary.
- Any other-than-temporary declines in the value of your net investments after the above noted adjustments are made should be recognized.

Further, given that the partnerships are equity method investees, it remains unclear to us why you believe it is appropriate to recalculate reserve quantities using different assumptions, and to group your share of the investees' properties with other interests you own in the same field for purposes of recalculating DD&A and assessing impairment. In part, your approach seems to imply that you would continue operating properties held by partnerships in periods after which the partnerships conclude that operations would cease, although you have not mentioned reversionary rights or arrangements of this sort. Based on the information you provided us to-date, it appears that the limited partnerships should calculate DD&A and evaluate impairment using SFAS 144 at the entity level; and that you should recognize your share of these costs in accordance with APB 18 when applying the proportionate consolidation method. Please advise us of any additional information that you believe would further clarify or support your position.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director